FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant’s name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation
(Registrant)

By	/S/ FUJIO OKADA
Fujio Okada
Associate Senior Vice President

Date: April 26, 2006

1. NEC Announces Representative Director Change

2. Combining and restructuring of 3 NEC companies in the U.S.

(Translation)

April 26, 2006

            NEC Corporation

            Kaoru Yano, President

            (Tokyo Stock Exchange, 1st Section;

                Code Number 6701)

            Contact: Diane Foley

                                Corporate Communications Division

                                +81-3-3798-6511

NEC Announces Representative Director Change

NEC Corporation (NEC) today announced the following representative director change.

1. Name and title of the retiring representative director

Title after the effective date	Executive Advisor
Title before the effective date	Senior Executive Vice President and Member of the Board (Representative Director)
Name	Toshiro Kawamura

2. Effective Date

  June 22, 2006

***

(Translation)

April 26, 2006

            NEC Corporation

            Kaoru Yano, President

            (Tokyo Stock Exchange, 1st Section;

                Code Number 6701)

            Contact: Diane Foley

                            Corporate Communications Division

                            +81-3-3798-6511

Combining and restructuring of 3 NEC companies in the U.S.

- Strengthening of Business Structure of IT/Network Solutions in the U.S. Market -

NEC today announced that it has decided to combine NEC America, Inc. (HQ: Irving, Texas), which carries out NEC’s telecommunications business in North America, NEC Solutions (America), Inc. (HQ: Rancho Cordova, California), which carries out NEC’s IT business, and NEC USA, Inc. (HQ: New York, New York), a holding company of NEC in the United States, to form a new company, NEC Corporation of America, which will realize provision of IT/network solutions, effective July 1, 2006. Mr. Tadao Kondo, currently head of the three companies concerned, will be appointed as President and CEO of NEC Corporation of America.

Through the functional combining of the resources of the network business and the IT solutions business each held by NEC America and NEC Solutions (America), the new company aims to provide effective IT/network solutions in response to a wide variety of customers’ needs, such as those for telecommunications carriers, medical institutions, government institutions, and financial and other enterprises, and promote strengthening of NEC’s business in North America.

Along with the recent expansion of IP and next generation networks (NGN), communications and IT technologies are being integrated, and the provision of optimal solutions is being sought in every industry. Through the combining of its telecommunications and IT-related subsidiaries, NEC plans to build a business structure for the integrated and agile provision of optimal solutions extending across both technologies in the markets of all kinds of industries.

The outline of NEC Corporation of America is as follows:

Corporate Name:	NEC Corporation of America

Head Office:	Irving, Texas, U.S.A.

Representative:	Tadao Kondo, President and CEO

Number of Employees:	Approx. 2,300 (Total of 3 companies as of March 31, 2006)

Annual Sales:	US$1,305 million (Total of 3 companies in the fiscal year ended March 31, 2006)

Business:	Sale of telecommunications equipment, information processing systems and related products, as well as provision of system integration services and related services

The outline of the integration is as follows:

1. Basic Information on Relevant Parties (as of March 31, 2006)

Corporate Name:	NEC USA, Inc.

Head Office:	600 Lexington Avenue, Suite 500, New York, NY 10022, U.S.A.

Representative:	Tadao Kondo

Date of Incorporation:	August 8, 1989

Stated Capital:	US$884 million (Approx. 103.8 billion yen)

Number of Issued Shares:	158,241 shares

Shareholder:	NEC Corporation (100%)

Total Asset:	US$722 million (Approx. 84.8 billion yen)

Fiscal Year:	Ending March 31

Number of Employees:	Approx. 80

Business:	Holding company in U.S.A.

Corporate Name:	NEC America, Inc.

Head Office:	6555 N. State Highway 161 Irving, Texas, U.S.A

Representative:	Tadao Kondo

Date of Incorporation:	January 17, 1963

Stated Capital:	US$166 million (Approx. 19.5 billion yen)

Number of Issued Shares:	166,490 shares

Shareholder:	NEC USA, Inc. (100%)

Total Assets:	US$323 million (Approx. 37.9 billion yen) (Including subsidiaries)

Fiscal Year:	Ending March 31

Number of Employees:	Approx. 1,500 (Including subsidiaries)

Business:	Sale of telecommunications equipment and related products, as well as provision of related services

Corporate Name:	NEC Solutions (America), Inc.

Head Office:	10850 Gold Center Drive, Suite 200, Rancho Cordova, California, U.S.A.

Representative:	Tadao Kondo

Date of Incorporation:	February 24, 1981

Stated Capital:	US$29 million (Approx. 3.4 billion yen)

Number of Issued Shares:	116,497 shares

Shareholder:	NEC USA, Inc. (100%)

Total Assets:	US$212 million (Approx. 24.9 billion yen) (Including subsidiaries)

Fiscal Year:	Ending March 31

Number of Employees:	Approx. 650 (Including subsidiaries)

Business:	Sale of information processing systems, as well as provision of system integration services

Consolidated financial results for the fiscal year ended March 31, 2006 for NEC USA and its subsidiaries, including NEC America and NEC Solutions (America).

Fiscal Year ended March 31, 2006

Net sales	US$1,305 million (Approx. 153.3 billion yen)
Income before income taxes	US$35 million (Approx. 4.1 billion yen)

2. Method of Integration, and Reason for Dissolution and Liquidation of NEC USA

NEC USA will transfer all of its business, including all assets and liabilities, but excluding shares of NEC Solutions (America), to NEC Solutions (America) in exchange of newly issued shares of NEC Solutions (America), and dissolve thereafter. Then, NEC Solutions (America) will merge with NEC America to form NEC Corporation of America. NEC USA, a holding company in North America, is currently providing corporate staff services, such as consolidated accounting, to its group companies in North America. NEC Corporation decided that the function of NEC USA for providing such services should be integrated into NEC Corporation of America and that NEC USA should be dissolved and liquidated as a part of this integration project.

3. Schedule

April 26, 2006:	Board resolution of NEC Corporation

July 1, 2006:	Launch of NEC Corporation of America

End of June 2007:	Completion of liquidation of NEC USA

4. Effects on NEC’s Consolidated Financial Results

This integration project will take place within NEC Group companies, and cause no change in the total assets and liabilities of NEC on a consolidated basis. Furthermore, NEC will post no extraordinary expenses in relation to this integration project.

***

CAUTIONARY STATEMENTS:

This material contains forward-looking statements pertaining to strategies, financial targets, technology, products and services, and business performance of NEC Corporation and its consolidated subsidiaries (collectively “NEC”). Written forward-looking statements may appear in other documents that NEC files with stock exchanges or regulatory authorities, such as the U.S. Securities and Exchange Commission, and in reports to shareholders and other communications. The U.S. Private Securities Litigation Reform Act of 1995 contains, and other applicable laws may contain, a safe-harbor for forward-looking statements, on which NEC relies in making these disclosures. Some of the forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “aims,” or “anticipates,” or the negative of those words, or other comparable words or phrases. You can also identify forward-looking statements by discussions of strategy, beliefs, plans, targets, or intentions. Forward-looking statements necessarily depend on currently available assumptions, data, or methods that may be incorrect or imprecise and NEC may not be able to realize the results expected by them. You should not place undue reliance on forward-looking statements, which reflect NEC’s analysis and expectations only. Forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. Among the factors that could cause actual results to differ materially from such statements include (i) global economic conditions and general economic conditions in NEC’s markets, (ii) fluctuating demand for, and competitive pricing pressure on, NEC’s products and services, (iii) NEC’s ability to continue to win acceptance of NEC’s products and services in highly competitive markets, (iv) NEC’s ability to expand into foreign markets, such as China, (v) regulatory change and uncertainty and potential legal liability relating to NEC’s business and operations, (vi) NEC’s ability to restructure, or otherwise adjust, its operations to reflect changing market conditions, and (vii) movement of currency exchange rates, particularly the rate between the yen and the U.S. dollar. Any forward-looking statements speak only as of the date on which they are made. New risks and uncertainties come up from time to time, and it is impossible for NEC to predict these events or how they may affect NEC. NEC does not undertake any obligation to update or revise any of the forward-looking statements, whether as a result of new information, future events, or otherwise.

The management targets included in this material are not projections, and do not represent management’s current estimates of future performance. Rather, they represent targets that management will strive to achieve through the successful implementation of NEC’s business strategies.

Finally, NEC cautions you that the statements made in this material are not an offer of securities for sale. The securities may not be offered or sold in any jurisdiction in which registration is required absent registration or an exemption from registration under the applicable securities laws. For example, any public offering of securities to be made in the United States must be registered under the U.S. Securities Act of 1933 and made by means of an English language prospectus that contains detailed information about NEC and management, as well as NEC’s financial statements.